Exhibit 3.4(i)

Amendment to Bylaws

4.

Notice of Meetings.  Except as otherwise provided by statute,  notice of each meeting of stockholders, whether annual or special, shall be given  not less than ten (10) nor more than sixty (60) days prior thereto to each shareholder entitled to vote there at by delivering written or printed notice thereof to such shareholder personally or by depositing the same in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the stock transfer books of the Corporation.  The notice of all meetings shall state the place, day and hour thereof.  The notice of a special meeting shall, in addition, state the purposes thereof.